UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934


                       Jacksonville Bancorp, Inc.
                            (Name of Issuer)

                       Common Stock, $.01 Par Value
                      (Title of Class of Securities)

                              469249106
                            (CUSIP Number)

        Valerie A. Kendall, 100 North Laura Street, Suite 1000,
                        Jacksonville, FL  32202
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            November 5, 2007
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE:   Schedules  filed in paper format shall include  a  signed
original and five copies of the schedule, including all exhibits.
See  240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.    469249106

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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    John W. Rose            ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    Instructions)

      (a)    [ ]
      (b)    [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

      PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    USA
                            7   SOLE VOTING POWER
         NUMBER OF              14,443
         SHARES
         BENEFICIALLY
         OWNED
         BY EACH REPORTING
         PERSON WITH
                            8   SHARED VOTING POWER
                                79,350

                            9   SOLE DISPOSITIVE POWER
                                14,443

                           10   SHARED DISPOSITIVE POWER
                                79,350

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     101,843

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES

     (See Instructions)

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.81%

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14  TYPE OF REPORTING PERSON (See Instructions)
    IN

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Item 1.  Security and Issuer.

          This statement on Schedule 13D (this "Schedule") relates to shares of common stock, par value $.01 per share
(the "Shares"), of Jacksonville Bancorp, Inc. (the "Company").
John W. Rose is the beneficial owner of 101,843 Shares.

          The principal executive offices of the Company are located at 100 North Laura Street, Jacksonville, Florida
32202.

Item 2.  Identity and Background.

          (a)  This Statement is filed by John W. Rose.

          (b)  The address of residence for Mr. Rose is 511
Anderwood Drive, Hermitage, Pennsylvania 16148.

          (c)  Mr. Rose is President of McAllen Capital
Partners, Inc., a financial advisory firm specializing in bank and thrift turnarounds. The address of McAllen Capital
Partners, Inc. is 1 FNB Blvd., Hermitage, PA  16148.

          (d) During the past five years, Mr. Rose has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, Mr. Rose has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and Mr. Rose is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Rose is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

          The source of funds was Mr. Rose's personal funds.

Item 4.  Purpose of Transaction.

          Mr. Rose's acquisition of the Shares was for the
purpose of investment.   Mr. Rose has no plans and knows of no
proposals with respect to the Shares he beneficially owns that would relate to or result in any matter required to be described in response to paragraphs (a) through (j) below:

          (a) an acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

	  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or its subsidiary;

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          (c)  a sale or transfer of a material amount of the
Company's assets;

          (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board of directors;

          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any other material change in the Company's corporate structure;

          (g) any changes to the Company's articles of incorporation, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company;

	  (h) any person causing a class of securities of the Company to be delisted from a national securities exchange or cease to authorized or quoted in an inter-dealer quotation system of a registered national securities association;

	  (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  any similar action.

Item 5.  Interests in Securities of the Issuer.

          (a) As of the date of this Statement, Mr. Rose is the beneficial owner of 101,843 Shares, or approximately 5.81% of the Company's issued and outstanding shares, which includes 4,643 Shares underlying options exercisable within 60 days of the date of this Schedule. On the date of this Schedule, 1,747,981 Shares of the Company are issued and outstanding.

          (b) Mr. Rose has sole voting and dispositive power over 14,443 Shares. Mr. Rose shares voting and dispositive power over 79,350 Shares with his wife, Cheryl H. Rose. Cheryl H. Rose has the sole voting and dispositive power over 8,050 Shares.
Mrs. Rose's background information is provided below.

               (i)  Name: Cheryl H. Rose.

              (ii) The address of residence for Mrs. Rose is 511 Anderwood Drive, Hermitage, Pennsylvania 16148.

              (iii) Not applicable.

               (iv) During the past five years, Mrs. Rose has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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               (v)  During the past five years, Mrs. Rose has not
been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and Mrs. Rose is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (vi) Mrs. Rose is a citizen of the United States of America.

          (c) Mr. Rose has not effected any transactions in the Shares during the 60 days prior to the date of this Schedule, other than the receipt of 150 shares in payment of directors' fees on October 15, 2007 and the transaction pursuant to which Mr. Rose acquired Shares requiring the filing of this Schedule.

          (d) No person other than Mr. Rose has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, 14,443 Shares. Mr. Rose and Mrs. Rose share the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, 79,350 Shares. Mrs. Rose has the sole right to receive or the power to direct the receipt of dividends, and the proceeds from the sale of 8,050 Shares.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.

Item 7.  Material to be Filed as Exhibits.

          None.



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                           SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 15, 2007



				   /S/ John W. Rose
				   ___________________________
                                   Name:     John W. Rose


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